EXHIBIT 99.1

News Release dated July 8, 2022, Suncor Energy announces CEO transition

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces CEO transition

•	Mark Little to step down, effective immediately

•	Kris Smith appointed Interim CEO

•	Board begins global search for next CEO

Calgary, Alberta (July 8, 2022) – Suncor (TSX: SU) (NYSE: SU) announced today that the Board of Directors and chief executive officer Mark Little, have mutually agreed that Mr. Little will step down as president and chief executive officer and resign from the Board, effective immediately. Kris Smith, who is currently executive vice president, Downstream, has been named Interim CEO.

Suncor’s Board has formed a CEO search committee to conduct a global search to select the company’s next CEO and is engaging a global executive recruiting firm to assist with this process. External and internal candidates will be considered for the role.

“Suncor is committed to achieving safety and operational excellence across our business, and we must acknowledge where we have fallen short and recognize the critical need for change,” said Board Chair Michael Wilson. “We commend Mark for his professionalism and the exceptional work he did to guide Suncor through the pandemic and lead our sector’s progressive approach to the energy transition. We thank him for his years of service with the company and wish him well.”

“Kris is an accomplished executive with 22 years of experience across our business,” added Mr. Wilson. “He is a highly capable leader and has the Board’s full confidence to serve as Suncor’s Interim CEO.”

Prior to becoming EVP, Downstream, Kris was senior vice-president of Supply, Trading and Corporate Development and held several executive roles in Oil Sands.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

Media inquiries:

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com